UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               PERINI CORPORATION
                               ------------------
                                (Name of Issuer)

                                Common Stock and
                Series B Cumulative Convertible Preferred Stock
                -----------------------------------------------
                         (Title of Class of Securities)

                                 713-839108
                                 ----------
                               (CUSIP Number)

                               Murray A. Indick
                      Richard C. Blum & Associates, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                ------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 22, 1999
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 10

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 2 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        PB CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3248865
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                         117,190.62
   BENEFICIALLY                                         (of Series B Shares)**
   OWNED BY EACH                                                     2,470,547
   PERSON WITH                           (of common stock, after conversion)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                    117,190.62
                                                        (of Series B Shares)**
                                                                     2,470,547
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   117,190.62
                                                        (of Series B Shares)**
                                                                     2,470,547
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  61.5%
                                                        (of Series B Shares)**
                                                                         30.3%
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN
------------------------------------------------------------------------------
** See Item 5 below.
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 3 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                         146,757.92
   BENEFICIALLY                                         (of Series B Shares)**
   OWNED BY EACH                                                     3,085,557
   PERSON WITH                           (of common stock, after conversion)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                    146,757.92
                                                        (of Series B Shares)**
                                                                     3,085,557
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   146,757.92
                                                        (of Series B Shares)**
                                                                     3,085,557
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  77.0%
                                                        (of Series B Shares)**
                                                                         35.2%
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below.
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 4 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                         146,757.92
   BENEFICIALLY                                         (of Series B Shares)**
   OWNED BY EACH                                                     3,085,557
   PERSON WITH                           (of common stock, after conversion)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                    146,757.92
                                                        (of Series B Shares)**
                                                                     3,085,557
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   146,757.92
                                                        (of Series B Shares)**
                                                                     3,085,557
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  77.0%
                                                        (of Series B Shares)**
                                                                         35.2%
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below.
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 5 of 10

------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON                                   RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              ###-##-####
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             New York

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
NUMBER OF          -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                         146,757.92
   BENEFICIALLY                                         (of Series B Shares)**
   OWNED BY EACH                                                     3,085,557
   PERSON WITH                           (of common stock, after conversion)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                    146,757.92
                                                        (of Series B Shares)**
                                                                     3,085,557
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   146,757.92
                                                        (of Series B Shares)**
                                                                     3,085,557
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  77.0%
                                                        (of Series B Shares)**
                                                                         35.2%
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below.
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 6 of 10

------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON      THE COMMON FUND FOR NON-PROFIT ORGANIZATIONS

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               23-7037968
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                  USA

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          29,567.30
   BENEFICIALLY                                         (of Series B Shares)**
   OWNED BY EACH                                                       610,756
   PERSON WITH                           (of common stock, after conversion)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     29,567.30
                                                        (of Series B Shares)**
                                                                       610,756
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    29,567.30
                                                        (of Series B Shares)**
                                                                       610,756
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  15.5%
                                                        (of Series B Shares)**
                                                                          9.7%
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below.
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 7 of 10

This Amendment No. 3 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") May 29, 1997 by PB Capital Partners, L.P., a Delaware limited partnership ("PB Capital"), Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc.; and The Common Fund for Non-Profit Organizations, a New York non-profit corporation ("The Common Fund") (collectively, the "Reporting Persons"). This Amendment No. 3 relates to the Series B Cumulative Convertible Preferred Stock (the "Series B Shares") of the Perini Corporation (the "Issuer") and the common stock of the Issuer into which such stock is convertible. The principal executive office and mailing address of the Issuer is 73 Mt. Wayne Avenue, Framingham, Massachusetts 01701. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the
Schedule 13D.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to information provided by Issuer, there were 190,537.87 shares of the Series B Shares and 5,680,485 shares of the Common Stock issued and outstanding as of June 15, 1999.

Based on the above information, after taking into account the transactions described in Item 5(c) below, the following Reporting Persons will report the following holdings and corresponding percentage interests in the Series B Shares and Common Shares (assuming the conversion of each Reporting Person's Series B Shares into Common Shares):
                                                        Total Common Shares
                                Series B Shares          (after conversion)
                            ---------------------      ---------------------
Name                        No. Owned     % Owned      No. Owned     % Owned
-----------------           ---------     -------      ---------     -------
PB Capital                 117,190.62       61.5%      2,470,547(1)    30.3%
The Common Fund             29,567.30       15.5%        610,756        9.7%
RCBA L.P.                  146,757.92       77.0%      3,085,557(2)    35.2%
RCBA Inc.                  146,757.92       77.0%      3,085,557(2)    35.2%
Richard C. Blum            146,757.92       77.0%      3,085,557(2)    35.2%

Note (1) Includes 49,801 shares of common stock of Issuer owned by the United Brotherhood of Carpenters and Joiners of America Local Unions Councils Pension Fund ("UBC"), which is a limited partner of PB Capital.

Note (2) Includes shares of common stock (after conversion) of Issuer as follows: the 2,470,547 shares described in Note (1); the 610,756 shares owned by The Common Fund; and 4,254 shares owned by RCBA L.P. Richard C. Blum is a significant stockholder and chairman of RCBA Inc., the general partner of RCBA L.P., which is the general partner of PB Capital and investment advisor to The Common Fund with voting and investment power over The Common Fund's shares. RCBA L.P., RCBA Inc. and Mr. Blum disclaim beneficial ownership of such shares

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 8 of 10

except to the extent of any pecuniary interest therein. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

(c)	On June 22, 1999, the Issuer issued 2,858.31 additional Series B Shares to PB Capital as payment-in-kind dividends payable on PB Capital's pre-existing Series B Shares, and 721.15 additional Series B Shares to The Common Fund as payment-in-kind dividends payable on The Common Fund's pre-existing Series B Shares. The Reporting Persons have engaged in no transaction involving shares of the Common Stock for the 60 days prior to the date of the event requiring the filing of this statement.

(d), (e)  No change.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
         Respect to Securities of the Issuer
----------------------------------------------------------------------
Except as previously disclosed, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) as previously disclosed, or (ii) as noted above, RCBA L.P. has the power to vote and dispose of the Series B Shares held by it for the benefit of the Common Fund.

Item 7.	Material to Be Filed as Exhibits
--------------------------------------------
Exhibit A   Joint Filing Undertaking

CUSIP NO. 713-839108            SCHEDULE 13D                     Page 9 of 10

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

June 30, 1999

RICHARD C. BLUM & ASSOCIATES, INC.     RICHARD C. BLUM & ASSOCIATES, L.P.
                                       By  Richard C. Blum & Associates, Inc.
                                          its general partner


By /s/ Murray A. Indick                By  /s/ Murray A. Indick
   -------------------------------         -----------------------------------
   Murray A. Indick                        Murray A. Indick
   Managing Director, General              Managing Director, General Counsel,
   Counsel, Chief Administrative           Chief Administrative Officer and
   Officer and Secretary                   Secretary



                                         /s/ Murray A. Indick
PB CAPITAL PARTNERS, L.P.                -------------------------------------
By Richard C. Blum & Associates, L.P.,   RICHARD C. BLUM
   its general partner
By Richard C. Blum & Associates, Inc.,   By  Murray A. Indick
   its general partner                       Attorney-in-Fact



By /s/ Murray A. Indick
   -------------------------------
   Murray A. Indick
   Managing Director, General
   Counsel, Chief Administrative
   Officer and Secretary


THE COMMON FUND FOR NON-PROFIT ORGANIZATIONS
By  Richard C. Blum & Associates, L.P.,
    its investment advisor
By  Richard C. Blum & Associates, Inc.
    its general partner


By /s/ Murray A. Indick
   -------------------------------
   Murray A. Indick
   Managing Director, General
   Counsel, Chief Administrative
   Officer and Secretary

CUSIP NO. 713-839108            SCHEDULE 13D                     Page 10 of 10

                                  Exhibit A

	                    Joint Filing Undertaking

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

June 30, 1999

RICHARD C. BLUM & ASSOCIATES, INC.     RICHARD C. BLUM & ASSOCIATES, L.P.
                                       By  Richard C. Blum & Associates, Inc.
                                          its general partner


By /s/ Murray A. Indick                By  /s/ Murray A. Indick
   -------------------------------         -----------------------------------
   Murray A. Indick                        Murray A. Indick
   Managing Director, General              Managing Director, General Counsel,
   Counsel, Chief Administrative           Chief Administrative Officer and
   Officer and Secretary                   Secretary


                                         /s/ Murray A. Indick
PB CAPITAL PARTNERS, L.P.                -------------------------------------
By Richard C. Blum & Associates, L.P.,   RICHARD C. BLUM
   its general partner
By Richard C. Blum & Associates, Inc.,   By  Murray A. Indick
   its general partner                       Attorney-in-Fact


By /s/ Murray A. Indick
   -------------------------------
   Murray A. Indick
   Managing Director, General
   Counsel, Chief Administrative
   Officer and Secretary

THE COMMON FUND FOR NON-PROFIT ORGANIZATIONS
By  Richard C. Blum & Associates, L.P.,
    its investment advisor
By  Richard C. Blum & Associates, Inc.
    its general partner

By /s/ Murray A. Indick
   -------------------------------
   Murray A. Indick
   Managing Director, General
   Counsel, Chief Administrative
   Officer and Secretary